EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2010	2011	2012	2013	2014
Fixed charges:
Interest expense	$17,534	$17,596	$19,446	$12,260	$9,325
Amortization of capitalized expenses related to debt	728	709	685	362	983
Rental expense factor	1,602	1,864	1,965	2,180	2,130
Total fixed charges	$19,864	$20,169	$22,096	$14,802	$12,438
Earnings available for fixed charges:
Earnings before income taxes	$13,447	$12,138	$19,249	$24,462	$22,701
Add fixed charges before capitalized interest	19,864	20,169	22,096	14,802	12,438
Total earnings available for fixed charges	$33,311	$32,307	$41,345	$39,264	$35,139
Ratio of earnings to fixed charges(1)	1.68	1.60	1.87	2.65	2.83

(1)
For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.